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                              Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110

                                 April 27, 2007

VIA Edgar
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Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

         Re:    Keynote Series Account
                Registration Statement on Form N-4
                (File Nos. 33-19836 and 811-05457)
                 --------------------------------

Ladies and Gentlemen:

     On behalf of our client, Diversified Investors Portfolios (the "Diversified Registrant"), we enclose for filing Post-Effective Amendment No. 28 to the Keynote Series Account's Registration Statement on Form N-4 under the Securities Act of 1933 (the "1933 Act") and Amendment No. 28 to the Keynote Series Account's Registration Statement under the Investment Company Act of 1940 (the "Amendment").

     The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act to be effective on May 1, 2007 for the purpose of updating financial statements and making other non-material changes, none of which, at least with respect to information relating to the Diversified Registrant, renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

     As requested by the Staff of the Commission, a letter to the Commission containing certain "Tandy" acknowledgements by the Diversified Registrant is attached hereto.

     Please call the undersigned at (617) 951-8267 with any comments or questions relating to the Amendment.

                                                     Sincerely,

                                                     /s/ Barry N. Hurwitz
                                                     ---------------------------
                                                     Barry N. Hurwitz

cc:      Elizabeth L. Belanger, Esq.
         Robert F. Colby, Esq.
         Roger P. Joseph, Esq.
         Lea Anne Copenhefer, Esq.